02024350

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
MAR 13 2002

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002

RiT TECHNOLOGIES LTD.
(Translation of registrant's name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

PROCESSED
APR 09 2002
THOMSON
FINANCIAL

RiT TECHNOLOGIES **NEWS**

FOR IMMEDIATE RELEASE

CONTACT: Daniel Erdreich
Chief Financial Officer
+972-3-766-6485
dannye@rit.co.il

PORTFOLIO PR CONTACT: Paul Holm/Leon Zalmanov
212-736-9224
pholm@portfoliopr.com / lzalmanov@portfoliopr.com

RiT TECHNOLOGIES REPORTS RECORD REVENUES AND GROSS PROFITS FOR 2001

- 8th Straight Profitable Quarter In Face of Tough Markets –

Tel Aviv, Israel – February 6, 2002 – RiT Technologies (NASDAQ: RITT), a leading provider of network connectivity management solutions, today announced financial results, in accordance with U.S. GAAP, for the fourth quarter and the year ended December 31, 2001.

Revenues for the fourth quarter of 2001 were $8,381,000, compared to $8,035,000 for the third quarter of 2001 and $12,504,000 for the fourth quarter of 2000. Net income for the quarter was $90,000, or $0.01 per share fully diluted, compared to $36,000, or $0.00 per share, for the third quarter of 2001 and $1,475,000, or $0.15 per share fully diluted, for the fourth quarter of 2000.

Revenues for the full year 2001 increased to a record $39,225,000 compared to $38,628,000 for 2000, accompanied by record gross profit and a rise in gross margins. Net income for 2001 was $1,788,000, or $0.20 per share fully diluted, compared to $2,553,000, or $0.27 per share fully diluted, for 2000.

Commenting on the quarter, Liam Galin, President and CEO, said, "In the face of difficult markets, we are especially proud to post our eighth consecutive profitable quarter and our best year ever in terms of revenues and gross profits. This reflects a year of important marketing achievements and development milestones, together with a successful Company-wide efficiency and cost-cutting program."

Mr. Galin continued, "Given today's macro environment, we are pleased to report the continued strength of our datacom division, which has delivered a record quarter. A growing number of companies are turning to PatchView to assure top functionality of their mission-critical networks. This verifies that our pioneering Physical Layer Network Management concept has started to 'cross the chasm' from early adoption to mainstream acceptance. For example, during the year, a top-tier investment bank invested more than $2 million in PatchView-managed ports for its European offices, American Express chose PatchView to facilitate post-September 11th relocation, and Bell South installed PatchView for maximum control of a cutting-edge optically switched Network Access Point (NAP).

"The entry of new competitors into this nascent market confirms its potential to evolve into the new standard of the multi-billion dollar structured cabling industry. To fully leverage our market

— MORE —

leadership, during the year we signed PatchView™ strategic alliance agreements with two of the industry's most important infrastructure players – Panduit in the US, and Brand-Rex in the UK. With these excellent global channels, superior technology, and critical real-world experience, we believe we are well positioned to benefit from the long-term growth potential of this entirely new market segment."

Mr. Galin continued, "Telecom sales continue to be adversely affected by persistent market conditions. In preparation for market recovery, we have focused on expanding the telecom sales pipeline, and have succeeded in initiating four new PairView field trials. PairView systems deployed in telcos throughout the world continue to be a source of recurring revenues as existing customers expand, maintain, and upgrade their outside plant management programs. During 2001 substantial repeat sales were recorded from Deutsche Telekom, Telmex, one of America's largest ILECs, Czech Telecom, TPSA, and others. To extend our telecom revenue potential, we continue to develop new products that closely address market needs.

"To align expenses with a lower level of revenues, during the quarter we made additional cuts in our fixed costs and improved the efficiency of the entire organization. We are proud to have reduced inventories by 30% (year-over-year), and continue to scrutinize all expenses. Staff reductions implemented during the fourth quarter will contribute to reduced operating expenses in 2002."

Mr. Galin concluded, "Our performance during this difficult year proves the fundamental value of our products, as well as the resilience and determination of the entire organization. Looking forward, we enter 2002 positioned favorably in two exciting markets, one of which has already begun promising growth. We are cautiously optimistic regarding our long-term prospects, with confidence that we will be among the first to benefit when markets recover."

About RiT Technologies

RiT leverages its unique technology for integrated network management solutions to improve network performance and maximize the return of telecom and datacom physical layer network investments. RiT's **PairView™** and **PairQ™** target the telecommunication outside plant network management market, estimated at a potential of $1-2 B, and improves Telco's ability to provision high bandwidth services (xDSL). PairQ enables mass-qualification of telco copper infrastructure, improving deployment and the margins of providing DSL services. RiT's **PatchView for the Enterprise™** advanced solution targets the enterprise management market, estimated at $7.5 B/yr. RiT's **PatchView™** and **SMART Cabling™** systems target the enterprise LAN wiring market, estimated as $5-6 B/yr.
RiT's sales network spans 50 countries. Key customers include major global telecommunications companies and enterprises, like Deutsche Telekom, Alcatel, TELMEX, TELENOR, American Express, The New York Mercantile Exchange (NYMEX), and ING Barings. RiT is a member of the RAD group, a world leader in communications solutions. For more information, please visit our website: www.RiTtech.com.

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risk and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission.

This press release is available at http://www.rittech.com/ and http://www.portfoliopr.com/.

RiT TECHNOLOGIES LTD

STATEMENTS OF OPERATIONS (U.S GAAP)

(U.S dollars in thousands, except per share data)

	For the three months ended December 31, (Unaudited)		For the twelve months ended December 31, (Audited)	
	2001 U.S. $	2000 U.S. $	2001 U.S. $	2000 U.S. $
Sales	8,381	12,504	39,225	38,628
Cost of sales	4,245	6,515*	19,696	20,018*
Gross profit	4,136	5,989	19,529	18,610
Operating expenses:				
Research and development:				
Research and development, gross	1,312	1,255	5,033	4,610
Less - royalty-bearing participation	108	90*	165	672*
Research and development, net	1,204	1,165	4,868	3,938
Sales and marketing:				
Sales and marketing, gross	2,252	2,636	10,320	9,832
Less- participation of Fund for Encouragement of marketing Activities, net	0	0	0	198
Sales and marketing, net	2,252	2,636	10,320	10,030
General and administrative	622	785	2,962	2,318
Total operating expenses	4,078	4,586	18,150	16,286
Operating income	58	1,403	1,379	2,324
Financial income, net	32	73	408	226
Capital gain	0	(1)	1	3
Income for the period	90	1,475	1,788	2,553
Fully diluted earnings per share	0.01	0.15	0.20	0.27
Weighted Average Number of Shares	8,908,230	9,608,563	9,117,980	9,600,970

*Reclassified

RiT TECHNOLOGIES LTD

CONSOLIDATED BALANCE SHEET (U.S GAAP)

(U.S dollars in thousand)

	December 31,2001 (Audited)	December 31,2000 (Audited)
Assets		
Current Assets		
Cash and cash equivalents	9,574	13,142
Marketable securities	1,091	-
Accounts receivable:		
Trade, net	7,066	5,309
Other	978	1,109
Inventories	9,172	13,169
Total Current Assets	27,881	32,729
Property and Equipment		
Cost	3,005	2,569
Less - accumulated depreciation	2,145	1,600
	860	969
Long term Investment	972	710
Total Assets	29,713	34,408
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accruals:		
Trade	3,393	4,749
Deferred Revenues	0	6,110
Other	4,423	3,896
Total Current Liabilities	7,816	14,755
Long-term Liabilities		
Liability for severance pay	1,622	1,388
Total Long-term Liabilities	1,622	1,388
Total Liabilities	9,438	16,143
Shareholders' Equity		
Share capital	260	258
Additional paid-in capital	23,698	23,551
Capital reserves	230	157
Notes receivable from employees	(72)	(72)
Accumulated deficit	(3,841)	(5,629)
Total Shareholders' Equity	20,275	18,265
Total Liabilities and Shareholders' Equity	29,713	34,408

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: March 4, 2002

By: ________________________
Liam Galin
President, Chief Executive Officer
and Director